Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: May 6, 2016

The following is a transcript of Media General, Inc.'s first quarter earnings call held on May 6, 2016, a recording of which has been made available on Media General, Inc.'s website.

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EDITED TRANSCRIPT

MEG - Q1 2016 Media General Inc Earnings Call

EVENT DATE/TIME: MAY 06, 2016 / 02:00PM GMT

OVERVIEW:
Co. reported 1Q16 total net revenues of $343m. Expects 2Q16 net revenues to increase 13-17% vs. 2Q15.

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CORPORATE PARTICIPANTS

Andy Carington Media General, Inc. - VP, General Counsel and Secretary

Vince Sadusky Media General, Inc. - President and CEO

Jim Woodward Media General, Inc. - SVP of Finance and CFO

CONFERENCE CALL PARTICIPANTS

Marci Ryvicker Wells Fargo Securities, LLC - Analyst

James Dix Wedbush Securities - Analyst

Barry Lucas Gabelli & Company - Analyst

Aaron Watts Deutsche Bank - Analyst

Lance Vitanza CRT Capital Group - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to Media General Inc.'s earnings call for the first quarter ended March 31, 2016. Today's call is being recorded.

Now the Company will read a brief legal statement.

Andy Carington - Media General, Inc. - VP, General Counsel and Secretary

This morning, the Company announced its first-quarter 2016 results. The press release along with supplemental data can be found on the Company's website at www.mediageneral.com. When available, a full transcript, along with a replay of today's call, will also be posted on the Company's website.

Today's presentation contains forward-looking statements, which are subject to various risks and uncertainties. They should be understood in the context of the Company's publicly available reports filed with the SEC, including sections in those reports concerning risk factors. Media General's future performance could differ materially from its current expectations. The Company undertakes no obligation to update these forward-looking statements.

Today's speakers will be the Company's President and CEO, Vince Sadusky, who will provide a high-level overview of our results and achievements; and Jim Woodward, the Company's Chief Financial Officer, who will discuss our financial results and guidance. They will take your questions after their prepared remarks.

And now I will hand the call over to Vince.

Vince Sadusky - Media General, Inc. - President and CEO

Thank you, Andy. And good morning, everyone, and welcome to our earnings call. 2016 is off to a strong start. Total net revenues were at the high-end of our guidance, growing 16% to $343 million compared to the prior-year.

Political advertising came in above our expectations as a result of early spending in the primary battleground states of Iowa and South Carolina. We also benefited from Super Tuesday on March 1, as 15 of our strong local news markets took large shares of the political spend.

Our significant footprint with market-leading TV stations in swing states like Ohio, Florida, North Carolina, and Virginia, position us very well for the general election. If you exclude political advertising, our total net revenues grew 11% compared to the prior-year. Adjusted EBITDA exceeded our guidance range, increasing 31% year-over-year to $94 million. This increase was driven by growth in ad revenue, higher pay-TV subscriber fees, and expense synergies.

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During the first quarter, we reached new agreements with DISH Network and other pay-TV providers that account for 14% of the subscribers in our markets. These agreements better reflect the value of our top-rated programming and unique local content, but the reality is, local TV is still greatly undervalued. I believe there's a lot more room for growth, and we will continue to work hard in order to receive our fair share.

On our last earnings call, I discussed our plans to transform our digital business and reposition it for growth and success. To recap, we established a new structure and leadership team, evaluated each revenue segment, and shifted our focus to the growth areas of local and social, building on our historical successes. We have the ability to continue investing in local and social while delivering a consistent profit margin.

And to that end, we recently acquired the remaining stake of HYFN, an industry-leading social media advertising company, and can now fully capitalize on their proprietary technology and social marketing solutions that are in high demand.

Finally, we took a significant action to reduce our cost structure. As a result of our plan, digital revenues grew 25% in the first-quarter versus the prior-year. We are confident that our efforts will continue to deliver sustainable growth in 2016 and beyond.

Before I hand it over to Jim, I want to commend our stations for a terrific February ratings book. 72% of our Big 4 TV stations ranked number one or number two in their local markets with adults 25 to 54, and 61% of our websites ranked number one or number two. In addition, our TV stations took home 22 regional Edward R. Murrow Awards, as well as many other industry awards that recognize the superior journalism we provide to our local communities on all screens.

We believe our great group of assets and strategies positions us well to maximize revenue opportunities in 2016, including the Summer Olympics and robust political advertising. Last week, we announced an agreement with Katz Television Group to be our national rep firm. By having a single rep firm, we will benefit from a more focused sales strategy that leverages our significant footprint and scale.

This is an exciting year as we work towards our proposed combination with Nexstar, a $4.6 billion transaction and one of the largest ever in our industry. Uniting our two local media companies creates a stronger company that can better serve its local communities and adapt to the changing media landscape. I'm pleased with the progress we're making on our divestitures and integration plans, and we look forward to closing on the transaction in late Q3 or Q4 of this year.

Now I'd like to turn the call over to Jim.

Jim Woodward - Media General, Inc. - SVP of Finance and CFO

Thank you, Vince. And good morning, everyone. Before I begin, I'd like to draw your attention to the financial statements and schedules on the Investor Relations page of our website, mediageneral.com.

During the first quarter, our total net revenues were up 16% to $343 million. Political advertising revenues were $16 million in Q1 of 2016 versus $1 million in Q1 of 2015. And as Vince mentioned, absent political, our total net revenues grew 11% compared to the first quarter of 2015.

In addition to political, our revenue growth was driven by our ability to grow retransmission consent fees and a 25% increase in digital revenues. Overall, our total net broadcasting revenues were near the upper end of our guidance at $306 million, and our net digital revenues exceeded our guidance.

Diving a little deeper into revenues, net local revenues, which include net local advertising revenues and retransmission consent fees, increased 11% year-over-year to $230 million. Net national revenues increased 1% to $50 million compared to the prior-year.

Core time sales increased slightly for the quarter compared to 2015, driven by a 4% year-over-year increase in automotive advertising, our largest category that represented 26% of core advertising sales. We are pleased to see automakers pushing hard to continue achieving record sales and pacing ahead of last year. In addition to auto, the retail, medical and restaurant categories also showed growth in Q1 versus the prior-year.

Net digital revenues grew 25% year-over-year to $38 million. During Q1, we took additional steps to restructure our digital business. The result of our plan was evident as digital revenues exceeded our expectations.

Excluding the increase in programming fees paid to the networks and variable sales costs, our operating expenses and SG&A decreased 2.6%. If you include the programming fees and variable sales costs, our operating expense in SG&A for the quarter increased 11% year-over-year to $229 million. Corporate and other expenses, excluding stock-based compensation, was $8 million in the first-quarter compared to $9 million in the prior-year. The decrease reflects our integration efforts and the realization of merger-related synergies.

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Adjusted EBITDA for the quarter increased $22 million or by 31% to $94 million compared to Q1 of 2015. Our growth in adjusted EBITDA was mainly driven by year-over-year revenue growth from TV advertising, retransmission consent fees, and our continued focus on managing operating expenses. We recorded $66 million in merger-related costs, due primarily to the $60 million breakup fee paid to Meredith. Additionally, we incurred $4 million in restructuring charges related to both the continuation of our digital turnaround and the loss of WAGT in Augusta, Georgia.

Turning to Media General debt and key credit metrics, on March 31, 2016, we had cash on-hand of $34 million and $146 million of availability under our revolver. Our net debt at the end of the quarter was $2.2 billion. Leverage, as defined under our senior credit agreement, was five times.

Focusing on the outlook for the second quarter, we expect net revenues to increase in the range of 13% to 17% versus the second quarter of 2015. Excluding political, we expect net revenues to increase in the range of 10% to 13%, mainly driven by increases in retransmission consent fees and digital revenues. Net digital revenues are expected to increase 15% to 29% compared to $36 million in the second quarter of 2015.

For expenses, if you exclude the programming fees paid to networks and the variable sales costs, direct operating SG&A will be flat to slightly up compared to the second quarter of 2015. Including programming fees paid to the networks and variable sales costs, we expect that direct operating and SG&A will increase in the range of 13% to 14% compared to expenses of $213 million in the second quarter of 2015.

We also expect corporate expenses, excluding stock-based compensation, to be between $8 million and $9 million. And, given our NOL balance, we do not expect to pay any significant cash taxes.

And now I will turn it over to the operator for Q&A.

 QUESTION AND ANSWER

Operator

(Operator Instructions) Marci Ryvicker, Wells Fargo.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

I have a couple questions. First, for the second quarter, is auto still pacing close to that plus-4%? And can you just give a little bit of color on your underlying core sales?

Vince Sadusky - Media General, Inc. - President and CEO

Yes, sure thing, Marcy. So auto is pacing up for the second quarter. I think what we saw was, on the core, was really good growth in the majority of our markets, and we had some markets that were just tougher geographically for one reason or another. The Northeast was pretty tough. New England and New York State and the San Francisco market was a tough market also.

But that's a handful of markets out of our 40-something-odd markets. You know, the vast majority, when we look at our pacing report and our core performance, where we're green, were up. So, auto continues to pace up for Q2.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Okay. And then for political, are you expecting the second-quarter number to come in at or below Q1 just from a timing perspective? Or should we expect that to go up?

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Vince Sadusky - Media General, Inc. - President and CEO

Yes, we do. We actually think the second quarter will be a bit below the first quarter. The first quarter we were -- we did better than we internally anticipated with the primaries and where we are positioned, et cetera. Second quarter, the primary dollars look like they are going to wane, given the current situation. But the back half of the year prospects, a lot of speculation on the national races, but particularly for us, we have a lot of very, very strong state races that will be heating up in the back-half of the year.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Okay. And then the last question, digital numbers came in great. Guidance was better than we thought. Are you through with the majority of the transition in that segment? You have your salespeople in place? How should we think about where the sabbath is?

Vince Sadusky - Media General, Inc. - President and CEO

Yes, I think the way to think about it is we had a pretty significant effort on the national side last year. And with the advent of programmatic, it -- I think we had a very attractive product offering, but the margins were really challenged as a result of massive automation across the industry.

So, after, I think, a year effort in that area, we just decided we had to really build on our success. And we had -- within those numbers, peeling back the onion, we had really good success, terrific growth on the social side, and locally as well, introducing all these great products and services that are produced out of Austin to all of our relatively new television stations and our -- just a year-and-a-half-old merger with Media General. And that focus and kind of adjusting the infrastructure accordingly has really resulted in us turning things around.

So there's a different -- bit of a different strategic direction. We still have a national effort. We are still actually selling connected screen products. They are still an attractive offering that I think can be built on for the Company as it grows and gets bigger with Nexstar as well, to be able to go out and have a fulsome offering of national digital products as well as a pretty terrific TV footprint. But it's really a matter of emphasis and investment, shifting pretty significantly for us internally, along with the leadership change.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Great. Thank you.

Operator

James Dix, Wedbush Securities.

James Dix - Wedbush Securities - Analyst

I had three questions for you. I guess, first, just looking at your core growth kind of in that low single-digit range in time sales, and then you have the broadcast network market, which seems to be growing faster than that. I mean, how do you rationalize the difference in growth between those two markets? Because they would both seem to provide the highest reach with premium video context; I mean, obviously to a slightly different advertiser base, but I'm still curious about that difference and how you see it, and also see it playing out?

And then, secondly, just on broadcasting, I mean, looking forward, how does broadcast advertising target? I mean, and how is its competitive position in targeting likely to change as video inventory becomes increasingly delivered by IP? And then I had one follow-up on retrans. Thanks.

Vince Sadusky - Media General, Inc. - President and CEO

Yes. Sure thing, James. So I think when we think about our business, it's an amalgamation of a lot of local businesses. So the vast majority of the money that we take in is local and regional; whereas the networks have national advertisers by definition. So, we are impacted much more significantly by the local economies, and whether or not there is a new furniture retailer that is expanding in Providence versus maybe one contracted in Buffalo.

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And so that -- if you look at it over the course of years, I think you'd see there's a lot of consistency in our business. We kind of don't have the highs and lows of the scatter market and the upfront market, which is, I think, comforting. And as we scale, I mean, we are very -- we are a good-sized company now, covering 24% of the country. But then with Nexstar at 40%, you've got a terrific, I think, kind of portfolio theory opportunity.

So right now, you know, described a couple markets that were soft, and we have markets like Austin and Nashville that are pretty strong growth markets. So it's a bit of a different business in reality.

Plus, just the other comment on that point is the political displacement as well, right? So the vast majority of the dollars for political are spent in these terrific news products, localism, connection. It's been proven over time. So, for a group like ours that's got a lot of strong news stations in all these different geographies, we will get a disproportionate amount of the political spend, and that will crowd out some of the advertising.

We saw some of that in the first quarter. And obviously, you'll see a lot of that in the third end the -- early in the fourth quarter.

Then your second question on the video IP, we can talk for hours about kind of the future of video delivery and IP and OTT and all that. But I think at the end of the day, it really comes down to two things -- the amalgamation of large numbers of eyeballs. People that are content to watch your content for long periods of time, and the effectiveness of that advertising as it is aired.

And so I do believe that, as you start to talk about some of the alternative video delivery systems, the good news is, we are in the conversation. I mean even in the VOD world, there's still a lot of people that enjoy sitting back and watching Wheel of Fortune and Jeopardy and local news. And local news is recognized to be valuable, whether it's Apple service or Sony Vue service, the local stations with that unique local programming is something that is desired to have a bona fide OTT service. I'm not sure exactly if that's where you were going with IP delivery on video, but --.

James Dix - Wedbush Securities - Analyst

Yes. No, I was just wondering, like I mean the traditional attraction of broadcast was just high reach, even if you didn't know exactly detailed data on everyone you were reaching, like you would like on a YouTube or any type of IP-delivered service. So --

Vince Sadusky - Media General, Inc. - President and CEO

Well, I mean, I think the system of measurement will improve over time. I mean, there's several initiatives that Nielsen's undertaken; clearly, the comScore/Rentrak combination is something that they've been very aggressive in trying to refine the audience measurement that they deliver via set-top box data.

And then further down the road -- a big splash was made this year at the NAB about ATSC 3.0. There is real opportunity there to do a much better job of measuring through that direct transmission. So, I do think that that piece of it will improve over time.

But I look at it as the glass half-full. Essentially, it's a heck of a platform to be able to sell hamburgers and cars and furniture if even with that system that's much less than perfect, and you could argue a theory or two to what the measurement you can get digitally. And we know because we have -- we are in the digital game that advertisers continually come back because it's just very effective.

Operator

Barry Lucas, Gabelli & Company.

Barry Lucas - Gabelli & Company - Analyst

One question is a little bit of a deep dive, Vince, if you could. Given the change in affiliation in Indianapolis, how did that station do in the primary? I mean, did you lose share of political dollars relative to where you thought you might have been?

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Vince Sadusky - Media General, Inc. - President and CEO

Yes, it's a great question. So, we -- when we converted that station on over to becoming a non-Big 4 affiliate, it had pretty strong news to begin with. The news ratings are not quite as high as they were when we were an affiliate just because we don't have that terrific high circulation of prime time programming and of CBS Sports.

So clearly, it's something that's still very competitive, still one of the top-rated stations in the market with local news. And we actually expanded the local news in our marketplace. And so, having a station like that, we've got the flexibility to do a lot of coverage from the state capital, when the primary is taking place in the marketplace, and be relevant.

So, that product, that news product, because there's more of it, remains very, very relevant and effective for advertisers. As far as, did our money go up or down on that station? That I actually -- I don't have the answer to that.

Barry Lucas - Gabelli & Company - Analyst

Okay. Thanks for that. And could you comment on the impact in the quarter of the Dish dispute and how that affects the run rate of retrans during the balance of the year?

Vince Sadusky - Media General, Inc. - President and CEO

Yes. So, I mean, as you know, we don't really get into the details of the individual MSO agreements. But we had a protracted conversation; I think it was a good negotiation. These are always difficult, because you get an opportunity only every so many years to try to move closer towards the value of our audience delivery vis-a-vis what other networks are getting paid. And then you are done for several years.

So it's just kind of constant moving the bar up. And as I said earlier, I think we still -- the industry still has a long way to go.

We were very pleased with the results. I mean I guess there's not much we can say other than you see the numbers. You've got the guidance for the next quarter, and that effectively will be built into our run rate going forward. But I'm not really sure what else I can say on that, other than we were pleased.

Barry Lucas - Gabelli & Company - Analyst

Thanks, Vince.

Vince Sadusky - Media General, Inc. - President and CEO

Sure.

Operator

Aaron Watts, Deutsche Bank.

Aaron Watts - Deutsche Bank - Analyst

Just a couple questions from me. And Vince, I apologize if I missed this, but I think I heard kind of core was up low-single digits. Was that in the first quarter? And then I'm curious kind of how that looks second-quarter versus that?

Vince Sadusky - Media General, Inc. - President and CEO

Yes, that was first-quarter. Second-quarter is facing flattish at the moment, but has picked up strength. May is stronger than April.

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Aaron Watts - Deutsche Bank - Analyst

Okay. All right. Anything discernible in the marketplace kind of moving things around? Or just a little bit of a let-up?

Vince Sadusky - Media General, Inc. - President and CEO

Yes, it's really difficult to say. I think we had good advertising in the first quarter. I think in the back-half of the year, we've had a lot more advertising placed earlier, as our primary advertiser, recognizing what's going to take place with political. And then I think you have folks ramping up for a lot of the big events that are coming up in the back-half of the year, including a month of Olympics. Where August is normally a pretty slow advertising month, I think this year, that's clearly going to be different.

Aaron Watts - Deutsche Bank - Analyst

Okay, helpful. And then just a follow-up on auto. I'm curious, your view if auto sales ever do actually cool off at some point, is that good or bad for the amount of dollars you see the local dealers spending?

Vince Sadusky - Media General, Inc. - President and CEO

Yes, it's a great question. We've looked at this. Analyzed it a bunch of different ways over the years. So I actually would have thought the increase in auto over the last three years or so would've been greater than it's been, given how strong the growth has been in retail sales.

It's been great. I mean, we've had steady increases every quarter, and 25% of the business. So that's all very good. And actually one of the largest digital advertisers as well, so it's all good. But I think a big part of it has to do with when sales are really robust, a lot of the incentives that you saw in a very competitive situation where there is an overstock situation, and trying to move inventory off the dealer lots at the end of the year to make room for new models, over the last three years or so, you really haven't seen a lot of that.

So we've actually had years where the automakers have had kind of tough years, and you've had a decline in auto advertising in the first couple of quarters. But then at the end of the third quarter and the fourth quarter, you've had really robust spending, as you've had competition over sales. Whereas now, it's a lot of -- for the last three years, it's been a lot of imaging and really kind of displaying the new models out there to people.

But you really haven't seen a lot of incentive type programs. So, it will cool off eventually at some point. We hope it lasts as long as possible. And I think we'll have to wait and see what the impact is.

Aaron Watts - Deutsche Bank - Analyst

Okay, great. And last one for me. I value the insight you have in your crystal ball. So I'm curious, as you think about the changing dynamics of how people are consuming video, for Media General, if you lose a traditional sub but pick up perhaps a skinny bundle subscriber or over-the-top viewer, how do you think about that trade-off in terms of kind of the subscriber fees that you have coming in?

Vince Sadusky - Media General, Inc. - President and CEO

Yes. So I think what you are seeing -- and you've probably heard from other broadcasters as well -- is the OTT folks are trying to negotiate with the networks, just from an efficiency perspective, but not have to have a negotiation with a lot of different program providers locally and regionally. And the local broadcasters have been part of that conversation. Because, again, fortunately, they want the live linear feed and they want local news in particular.

So, whether it's CBS All Access or Sony Vue through some of the networks that are negotiating -- that have negotiated those deals, their -- the local broadcasters are included in the value chain. And unfortunately, I can't talk about what those rates and amounts are, but it's a different dynamic, because all the times you see -- you are having the networks negotiate with the OTTs, and then it's the affiliate groups negotiating with the networks versus direct negotiation with the distributor, as in the MSO world. And then a negotiation over program rights fees for the network programming with the networks.

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So, I think it's really a matter of this constant kind of negotiation over relative value. But in an increasing OTT world, I'm more comfortable today than I was two years ago for the reason that these conversations, and several of the early deals that have been cut, include the local affiliates in the value chain, which is great and it's -- again, it's something that is obviously needed by the OTT providers. The largest ones have recognized -- have done their research and have recognized that.

Aaron Watts - Deutsche Bank - Analyst

Okay, great. Thanks, Vince.

Vince Sadusky - Media General, Inc. - President and CEO

Sure.

Operator

(Operator Instructions) Lance Vitanza, CRT Capital Group.

Lance Vitanza - CRT Capital Group - Analyst

I just was wondering if you could provide any update on the FCC auction process, either as it relates to you guys or just more generally?

Vince Sadusky - Media General, Inc. - President and CEO

Yes. So we are in this delicate quiet period right now, so we really -- there's not a whole lot we can say about our strategy or our participation in the auction. But, in general, you saw the notice come down, so I think we are ready to go. A lot of the uncertainty in the process is kind of the last mile here has been removed -- 126 megahertz. So the FCC has decided that they are going to go for kind of the highest potential clearing target.

The auction will determine whether or not that is actually achieved, based upon the demand side. But it seems as if, at least preliminarily, at the values that the FCC initially published by market for all 200 DMAs in the country, they've got the supply. And the demand side, they will determine. But the rules of engagement have been determined. And as of the end of this month, more rooms have been set up, and at least as far as the supply side goes, we are ready to go.

Lance Vitanza - CRT Capital Group - Analyst

And do -- can you remind me what -- or when, rather, we should expect to hear that this has all been concluded, just from the standpoint of knowing what the demand side looks like in that part of the auction?

Vince Sadusky - Media General, Inc. - President and CEO

Yes. So on the supply side, it will depend on how many rounds it goes. Right? If it goes two rounds, it will be over the first week of June. More than likely, it will go multiple rounds. So, that will put you into later June, maybe. And then they will have a startup process.

They will have provisional winners on the supply side, and then they will begin the demand side. And that will go -- again, however many rounds, anywhere from 1 to 50 rounds, depending on the robustness and the competitiveness of that side as well. So I think it will be mid-summer before you could possibly, I think, really have any data.

Lance Vitanza - CRT Capital Group - Analyst

Thanks very much for your help.

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Vince Sadusky - Media General, Inc. - President and CEO

Sure thing.

Operator

Now with no further questions in the queue, I'll turn it back over to the CEO for any closing remarks.

Vince Sadusky - Media General, Inc. - President and CEO

Okay, terrific. Well, thank you all for your interest in the Company. We look forward to keeping you updated.

Operator

And that does conclude today's conference call. We appreciate your participation.

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This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar filed a Registration Statement on Form -S-4 with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2016 that contains a preliminary joint proxy statement/prospectus. These materials are not yet final and will be amended. The Registration Statement on Form S-4 has not yet become effective. Nexstar and Media General also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, including the preliminary joint proxy statement/prospectus, and any other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement on Form S-4 and the preliminary joint proxy statement/prospectus filed by Nexstar with the SEC on March 22, 2016..

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.

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